BRENDAN McKEOUGH

847/627-2111 Direct

847/627-7111 Fax

bmckeough@ussco.com

September 12, 2007

Via EDGAR

Securities and Exchange Commission

Attention:  Mr. Jay E. Ingram

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-5553

Re:	United Stationers Inc.
Definitive 14A
Filed April 4, 2007
File No. 000-10653

Dear Mr. Ingram:

I am writing to confirm our recent conversation regarding the deadline for United Stationers Inc.’s response to the SEC staff’s comment letter dated August 21, 2007 regarding the above-referenced filing.  You agreed that the Company’s response could be filed after the Company reviews its response with the Human Resources Committee of the Company’s Board of Directors on October 9, 2007.  I will call you after the October 9 meeting of the Human Resources Committee meeting to discuss the date by which the Company will file its response to the staff’s comment letter.

Very truly yours,

/s/ Brendan McKeough

Brendan McKeough

Assistant General Counsel

cc:           Eric A. Blanchard